Allstate Life Insurance Company

                       Supplement dated February 16, 2004
                                     to the
                       Prospectus dated July 28, 2003 for
                         Allstate(R) ChoiceRate Annuity

This supplement describes the Enhanced First Year Rate available that we may offer from time to time with the Allstate ChoiceRate annuity contract ("Contract"). Please keep this supplement for future reference together with your prospectus. All terms have the same meaning as those included in the prospectus.

Your prospectus is amended as follows:

Page 3:  Add the following to the list of "Important Terms":

                                                                   Page
Enhanced First Year Rate                                              8


Page 8: Replace the second and third sentence of the first paragraph, under the subheading "INTEREST RATES" under the heading "Guarantee Periods" with the following:

We will not change the interest rate that we credit to a Guarantee Period Account until it expires (except when an Enhanced First Year Rate applies as described below). The interest rates we quote will fluctuate from time to time and will vary depending upon the date a Guarantee Period Account begins.


Page 8: Add the heading "Bonus Rate." before the beginning of the second paragraph, under the subheading "INTEREST RATES" under the heading "Guarantee Periods."


Page 8: Add the following section, after the last paragraph, under the subheading "INTEREST RATES" under the heading "Guarantee Periods":

Enhanced First Year Rate. From time to time, we may offer a higher annualized effective rate that applies only during the first year of a new Guarantee Period Account ("Enhanced First Year Rate").

We will apply any Enhanced First Year Rate from the beginning of the applicable Guarantee Period. At the end of the first year of the Guarantee Period, we will credit interest for the remainder of the Guarantee Period at the lower annualized effective interest rate we declared at the beginning of the Guarantee Period.

Eligibility for an Enhanced First Year Rate may depend on your Issue Date, and Enhanced First Year Rates may be available only for Guarantee Periods of certain lengths. The Enhanced First Year Rate may vary depending upon your Issue Date, and the date a Guarantee Period begins. The annualized effective interest rate we declare for a Guarantee Period offering an Enhanced First Year Rate may be lower than the annualized effective interest rate we may declare for Guarantee Periods that do not have an Enhanced First Year Rate.

We may declare an Enhanced First Year Rate in our sole discretion. We can neither predict nor guarantee what an Enhanced First Year Rate will be or whether we will declare an Enhanced First Year Rate in the future. For current information on Enhanced First Year Rates, please contact your financial representative or Allstate Life at 1-800-203-0068.


Page 8: Replace the last sentence of the first paragraph, under the subheading "HOW WE CREDIT INTEREST" under the heading "Guarantee Periods" with the following:

Your annualized effective interest rate includes Bonus Rates and/or Enhanced First Year Rates, if applicable.